02041040

SECURITIES AND EXCHANGE COMMISSION



SEC MAIL PROCESSING
RECEIVED
JUN 13 2002
WASH. D.C.
155
SECTION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

NEXUS TELOCATION SYSTEMS LTD.

(Translation of Registrant's name into English)

---

1 Korazin Street, Givatayim, 53583, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

This form 6-K is incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11562.

Nexus/6k/forms

On June 11, 2002, the Registrant issued the Notice of Annual Meeting of Shareholders to convene on July 2, 2002 which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Telocation Systems Ltd.

By: 
Yaron Sheinman
Chairman of the Board of Directors

Dated: 

Exhibit 1

NEXUS TELOCATION SYSTEMS LTD.

Whose Registered Office is at:

1 Korazin Street
Givatayim, 53583, Israel
Telephone: 972-3- 5723111
Fax: 972-3- 5719698

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on July 2, 2002

Notice is hereby given that an Annual Meeting of the Shareholders (the "Meeting") of Nexus Telocation Systems Ltd. (the "Company") will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, Circular Building, 46th Floor, Tel Aviv, Israel, on Tuesday, July 2, 2002 at 11:00 a.m. (local time).

Shareholders of record at the close of business on June 11, 2002 (the "Record Date") will be entitled to vote at the Meeting or adjournments thereof. A shareholder who wishes to vote at the Meeting by proxy shall deliver a proxy to the offices of the Company no later than 24 hours before the time appointed for the Meeting or any adjournments thereof. A form of proxy is attached for use in voting by proxy in accordance with the foregoing.

Two shareholders who hold or represent together at least 51% of the voting rights of the issued share capital of the Company, present in person or by proxy, shall constitute a quorum for the resolutions. If, within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week at the same time and place or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy shall constitute a quorum.

At the Meeting the shareholders will be asked to approve the following resolutions:

1. **TO ELECT** Agassi Yeoshua, Ben-Shalom Yossi, Ferber Roni, Shachar Yahel and Sheinman Yaron (listed in alphabetical order) as directors for the coming year.

   The above resolution requires the affirmative vote of over fifty percent (50%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

2. **TO ELECT** Gov Ben-Ami and Rotbard Alicia (listed in alphabetical order) as outside directors of the Company for the coming three years.

   A declaration of the outside directors as required in accordance with Section 241 to the Companies Law, 1999, may be viewed in the registered office of the Company.

The above resolution requires either:

(i) the majority of votes at the Meeting including at least one third of all the votes of the shareholders who are not controlling members in the Company or of their representatives and who are present in person or by proxy at the meeting; abstentions shall not be included in the total of the votes of the shareholders; or

(ii) the total of opposing votes from among the shareholders above mentioned shall not exceed 1% of all the voting rights in the Company.

3. **TO APPOINT** Kost Forer & Gabay as the independent public accountants of the Company for the year ending December 31, 2002 and to authorize the Board of Directors to fix their remuneration.

The above resolution requires the affirmative vote of over fifty percent (50%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

4. **TO RECEIVE** Management's report on the business of the Company for the year ended December 31, 2001 and to approve the Company's Consolidated Balance Sheets at December 31, 2001 and the Consolidated Statements of Income for the year then ended.

The above resolution requires the affirmative vote of over fifty percent (50%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

5. **TO APPROVE** the Company entering into a Share Purchase Agreement ("SPA"), and any ancillary documents, with Clal Industries and Investments Ltd. and/or its affiliates ("Clal"), and other shareholders of the Company, together constituting controlling shareholders of the Company. Pursuant to the SPA Clal shall invest US$3.5 million in the share capital of the Company and may invest an additional US$0.5 million if other investors invest US$1 million in the share capital of the Company, bringing the total aggregate investment to up to US$5 million. The price per share under the SPA shall be of $1.03, the market price of the share on the date the terms of the term sheet were concluded between the parties. In addition, each investor shall be issued for each five ordinary shares purchased under the SPA a warrant to purchase one ordinary share, exercisable for a period of two years, at an exercise price per share of $1.545.

The above resolution has been approved by the Audit Committee and the Board of Directors of the Company.

The above resolution requires either:

(i) the majority of votes at the Meeting including at least one third of all the votes of the shareholders who do not have a personal interest in approving the

transaction, and who are present in person or by proxy at the meeting; abstentions shall not be included in the total of the votes of the shareholders; or

(ii) the total of opposing votes from among the shareholders above mentioned shall not exceed 1% of all the voting rights in the Company.

6. **TO APPROVE** the terms of service of the Chairman of the Board of Directors of the Company, as of January 1, 2002 until June 30, 2005 (three and a half years), as follows

a. The Chairman of the Board of Directors shall receive a monthly gross sum of US$4,000.

b. To allocate for grant to the Chairman of the Board of Directors options to purchase ordinary shares of the Company representing 1.16% of the issued share capital of the Company, assuming the full investment under the SPA, at an exercise price per share of $1.03. The options to be granted shall vest quarterly such that options representing 0.083% of the issued share capital of the Company, after the issuance pursuant to the SPA, shall vest each quarter of serving as Chairman of the Board of Directors (assuming the full investment under the SPA shall take place the number of options to vest each quarter shall be 13,400 ordinary Shares).

The above resolution has been approved by the Audit Committee and the Board of Directors of the Company.

The above resolution requires the affirmative vote of over fifty percent (50%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors of Nexus Telocation Systems Ltd.
Yaron Sheinman
Chairman of the Board

Date: June 10, 2002

PROXY NEXUS TELOCATION SYSTEMS LTD.

For the Annual Meeting of Shareholders to be held on July 2, 2002

The undersigned shareholder of Nexus Telocation Systems Ltd. (the "Company") hereby appoints Yaron Sheinman or Orly Tsioni, Adv., with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual Meeting of Shareholders of the Company to be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, Circular Building, 46th Floor, Tel Aviv, Israel, on Tuesday, July 2, 2002 at 11:00 a.m. (local time), and all adjournments and postponements thereof.

I. PROPOSAL NO. 1: **ELECTION OF DIRECTORS**

FOR all nominees listed below ☐ **WITHHOLD AUTHORITY** to vote for nominees listed below ☐

(NOTE: Directors are elected as a group, not individually)
Agassi Yeoshua, Ben-Shalom Yossi, Ferber Roni, Shachar Yahel and Sheinman Yaron.

II.PROPOSAL NO. 2: **ELECTION OF OUTSIDE DIRECTORS**

FOR all nominees listed below ☐ **WITHHOLD AUTHORITY** to vote for nominees listed below ☐

(NOTE: Directors are elected as a group, not individually)
Gov Ben-Ami and Rotbard Alicia.

III.PROPOSAL NO. 3: **TO APPOINT** Kost Forer & Gabay as the independent public accountants of the Company for the year ending December 31, 2002 and to authorize the Board of Directors to fix their remuneration.

☐ FOR ☐ AGAINST ☐ ABSTAIN

IV. PROPOSAL NO. 4: **TO RECEIVE** Management's report on the business of the Company for the year ended December 31, 2001 and to approve the Company's Consolidated Balance Sheets at December 31, 2001 and the Consolidated Statements of Income for the year then ended.

☐ FOR ☐ AGAINST ☐ ABSTAIN

V. PROPOSAL NO. 5: **TO APPROVE** the Company entering into a Share Purchase Agreement with Clal Industries and Investments Ltd. and/or its affiliates, and other shareholders of the Company.

☐ FOR ☐ AGAINST ☐ ABSTAIN

VI. PROPOSAL NO. 6: **TO APPROVE** the terms of service of the Chairman of the Board of Directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Under the Securities Law of 1968, "control" is the ability to direct the activity of a company, except for an ability resulting from serving as a director or any other positon in the company, and a person is deemed to control a company if such person holds 50% or more of any one type of the means of control of the company.

For purposes of **PROPOSAL NO. 2** please indicate whether or not you are a "controlling" member in the company (as defined above) by marking an "X" in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of **PROPOSAL NO. 2** will be disqualified.

YES ☐ NO ☐

Under the Israeli Companies Law of 1999, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's immediate family (or spouse thereof) or a personal interest of any entity in which the shareholder (or such family member thereof) serves as a director or the CEO, or has the right to appoint a director or the CEO; and (ii) excludes an interest arising in itself from ownership of shares in any company.

Please indicate whether or not you have a "personal interest" (as defined above) in **PROPOSAL NO. 5** by marking an "X" in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of **PROPOSAL NO. 5** will be disqualified.

YES ☐ NO ☐

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1, 2, 3, 4, 5 and 6.

The undersigned hereby acknowledges receipt of the Annual Meeting of the Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirm all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

Dated: _________________, 2002

____
(signature of shareholder)

____
(name of shareholder)

Please mark, date and sign exactly as name(s) appear on this proxy and return the proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.